Filed by First Midwest Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Midwest Bancorp, Inc.

(Commission Registration Statement File No. 333-198561)

The following excerpts relating to the pending acquisition of Great Lakes Financial Resources, Inc. (“Great Lakes”) by First Midwest Bancorp, Inc. (“First Midwest”) are from the transcript of a conference call held by executive officers of First Midwest on October 22, 2014 in connection with First Midwest’s announcement of its financial results for the quarter ended September 30, 2014.

Forward-Looking Statements

The information contained herein may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, the expected completion date, financial benefits and other effects of the proposed merger of First Midwest and Great Lakes.  Forward-looking statements can be identified by the use of the words “anticipate,” “expect,” “intend,” “estimate,” “target” and words of similar import.  These statements are not historical facts but instead represent only First Midwest’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of First Midwest’s control.  It is possible that actual results or events and First Midwest’s financial condition may differ, possibly materially, from the anticipated results, events and financial condition indicated in these forward-looking statements.  Factors that may cause such a difference include, but are not limited to, expected synergies, cost savings and other financial benefits of the proposed transaction between First Midwest and Great Lakes might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction between First Midwest and Great Lakes might not be obtained; credit and interest rate risks associated with First Midwest’s and Great Lakes’ respective businesses, customer borrowing, repayment, investment and deposit practices, and general economic conditions, either nationally or in the market areas in which First Midwest and Great Lakes operate or anticipate doing business, are less favorable than expected; customer and employee reactions to the proposed transaction between First Midwest and Great Lakes; new regulatory or legal requirements or obligations; and other risks and important factors that could affect First Midwest’s future results identified in First Midwest’s Annual Report on Form 10-K for the year ended December 31, 2013 and the risks and other factors identified in other reports filed with the Securities and Exchange Commission (“SEC”).  Forward-looking statements represent management’s best judgment as of the date hereof based on currently available information.  First Midwest undertakes no duty to update any forward-looking statements contained in this document to reflect events or conditions after the date hereof.

Additional Information

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed merger of First Midwest and Great Lakes, First Midwest filed a registration statement on Form S-4 with the SEC that includes a preliminary proxy statement of Great Lakes and a preliminary prospectus of First Midwest, as well as other relevant documents concerning the proposed transaction.  Stockholders are advised to read the registration statement and proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information about First Midwest, Great Lakes and the proposed transaction.  These documents and other documents relating to the merger filed by First Midwest can be obtained free of charge from the SEC’s website at www.sec.gov.  These documents also can be obtained free of charge by accessing First Midwest’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.”  Alternatively, these documents can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, One Pierce Place, Suite 1500, Itasca, Illinois 60143 or by calling (630) 875-7463, or from Great Lakes upon written request to Great Lakes Financial Resources, Inc., Attn: Thomas S. Agler, President, 4600 West Lincoln Highway, Matteson, Illinois 60443 or by calling (708) 283-5800.

Participants in this Transaction

First Midwest, Great Lakes and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Great Lakes stockholders in connection with the proposed transaction between First Midwest and Great Lakes under the rules of the SEC.  Certain information regarding the interests of these participants, and a description of their direct and indirect interests, by security holdings or otherwise, may be obtained by reading the proxy statement/prospectus regarding the proposed transaction.  Free copies of this document may be obtained as described in the preceding paragraph.  Additional information about First Midwest and its directors and officers may be found in the definitive proxy statement of First Midwest relating to its 2014 Annual Meeting of Stockholders filed with the SEC on April 17, 2014.  This definitive proxy statement can be obtained free of charge from the SEC’s website at www.sec.gov.

Nick Chulos - First Midwest Bancorp, Inc. - EVP, General Counsel and Corporate Secretary

In addition, in light of our pending acquisition of Great Lakes Financial Resources and its subsidiary, Great Lakes Bank, I also refer you to the additional information in our earnings release relating to this transaction.

Mike Scudder - First Midwest Bancorp, Inc. - President and CEO

Now focusing further on the acquisition front, we were very pleased to share that we have received all required approvals from the Federal Reserve pursuant to our Great Lakes acquisition and simply await final Great Lakes shareholder approval and the typical and customary closing conditions.  Given that, we remain on pace for both closing and our system conversion by the end of this year.

Paul Clemens - First Midwest Bancorp, Inc. - EVP and CFO

As you look to the fourth quarter, compared to the 7% increase in net interest income we saw for the third quarter, we expect somewhat less growth for the fourth quarter.  We will see the full-quarter impact of Popular, which roughly another $1.5 million, I would guess, or estimate; some further lift from the loan swap, roughly an additional $200,000; and some from additional legacy loan growth.  We wouldn’t expect much, if any, impact from the Great Lakes, given the expected close late in the quarter.  However, at acquisition, Great Lakes, will add another $250 million in loans, $300 million in securities and $500 million in deposits.

Net interest margin, excluding the impact of Popular and Great Lakes, should be about neutral to third quarter, with Popular and the other items I just mentioned adding roughly 3 to 5 basis points.

Our efficiency ratio, as Mike mentioned, improved from 63.6 for the quarter, too, to 62, excluding all the integration costs.  As we look to the fourth quarter, our number will increase as we absorb, obviously, the recurring operating costs of the Popular full quarter — for our full quarter, which would be another $1 million, roughly, and perhaps some initial costs from operating Great Lakes.

In addition, we expect to incur approximately $10.5 million to $11.5 million of integration costs associated with Great Lakes in the fourth quarter and hope to absorb all that in the fourth quarter and have no lingering integration costs in 2015.

For the fourth quarter, we expect non-interest expense, excluding integration costs, to approximate $67 million to $68 million, which would vary somewhat by some seasonal expenses perhaps related to marketing.  In subsequent quarters, we will see an increase related to the Great Lakes acquisition, but we are currently working through our 2015 plan and we will need to integrate Great Lakes before we are ready to actually put a number on what we think our normalized recurring operating expenses are.

Brad Milsaps - Sandler O’Neill & Partners — Analyst

Okay, okay. Then assuming you guys get the Great Lakes deal closed by the end of the year, what — when are you thinking about a conversion date?  Just thinking about when you can start to see some of those — I think you guided to 35% cost savings with that acquisition.

Mike Scudder - First Midwest Bancorp, Inc. - President and CEO

Brad, this is Mike.  Actually, what I was trying to share in my remarks is we think we will both close and convert this year.

Terry McEvoy - Sterne, Agee & Leach, Inc. — Analyst

Then just one last question.  The deposit composition looks really solid, 83% transactional.  Have you seen the larger banks you compete with change their deposit strategy now that the LCR guidelines are finalized and retail deposits have a greater value than commercial deposits?

Mike Scudder - First Midwest Bancorp, Inc. - President and CEO

I think the advantage that we have, to add to that, is the tenure of our deposit base and our core deposits is a real strength of the Company, and both the tenure of what was acquired from Popular, in combination with what we anticipate from Great Lakes, is absolutely tremendous.  So I think that leaves us very well positioned, as we operate in a space where we expect that competitiveness to increase.

John Rodis - FIG Partners, LLC — Analyst

Okay.  Then either Mike, a question for you, or Paul, I guess, just on capital levels.  If you look at your total capital level, the risk-weighted assets were about 10.9% at the end of the quarter.  Then, obviously, you’ve got the Great Lakes transaction coming up.  How are you looking at that going forward?  Will you just grow that organically or what are you thinking?

Paul Clemens - First Midwest Bancorp, Inc. - EVP and CFO

I guess a little bit of both.  Yes, it came down from around 12.2% and we basically added $700 million worth of risk-weighted assets, and that’s obviously what drove it.  The Great Lakes will add another $300 million worth of risk-weighted assets, so it will come down a little bit more.

Organically, we have about — we will generate roughly $12 million to $15 million worth of capital after dividends each quarter, so we will organically earn that back over the next year.  Then it depends on what other M&A transaction we might undertake and any other capital.

We obviously have access to the debt market that we need to as a rated bank, so we are not terribly concerned about that, but we will continue to monitor that.

John Rodis - FIG Partners, LLC — Analyst

Okay, and Mike, maybe just big picture, your thoughts on M&A going forward with Great Lakes having approval and so forth?

Mike Scudder - First Midwest Bancorp, Inc. - President and CEO

Yes, as we look at it and I alluded to it in some of my remarks before the questions, the environment is still challenging for what I will call institutions that are smaller in size.

The regulatory environment is still elevated, increasing costs for that group, particularly, for all of us.  The interest-rate environment makes it difficult from an earnings perspective, and for those that are viewing what their alternatives are, a number of them are considering do they partner up with somebody.  As they do that, we think we have an attractive franchise, an attractive culture and an attractive business that has appeal there.  So I think the opportunities will be there, certainly, and perhaps building over the next couple of years.

Having said that, I would have said that three or four years ago as well, so it still remains a space that bounces around a little bit.  But I would anticipate it to continue to be there and frankly, at some point, to continue to grow.

Taylor Brodarick - Guggenheim Securities LLC — Analyst

Great, thank you.  Then I guess you have been generating assets organically very strongly this year.  Looking at 2015, do you anticipate having to take any other strategic option?  Would you want to hold firm before $10 billion before December 31 of next year or you are not going to delay organic growth just to stay below that number?

Mark Sander - First Midwest Bancorp, Inc. - Senior EVP, COO

No, no, we aren’t.  With, again, and we’ve thought about it from a pro forma perspective, the combination of Great Lakes plus Popular, we will probably see our loan-to-deposit ratio fall somewhere in the 82% range, so if you give us whatever incremental growth we would anticipate, even the same growth you would have saw over next year, we could theoretically absorb that and not push loan to deposits too much higher than the 92%, 93% range, so we have some flexibility there.

Taylor Brodarick - Guggenheim Securities LLC — Analyst

Great.  I guess last question, any change, just looking at restructuring charges for this quarter, 4Q, related to Great Lakes or just look at what — when the deal was announced, that’s still on track?

Mark Sander - First Midwest Bancorp, Inc. - Senior EVP, COO

Yes, the fundamentals around the Great Lakes transaction are on track, still there, and frankly look equal to or is more positive than what we thought they might have been.

We guided toward mid to single-digit accretion for 2015 there.  We haven’t deviated from that.  Paul offered some earlier guidance in terms of what we would expect integration and acquisition costs, assuming closing in the fourth quarter, to give you some sense of what potentially is coming there.

Mike Scudder - First Midwest Bancorp, Inc. - President and CEO

Thank you.  Before I leave, just as I know there is a number of our colleagues — or before I offer final remarks, I know there’s a number of our colleagues who listen to the call, and this would be an opportunity for me to publicly acknowledge both for our existing or legacy teams that have joined us through acquisition and colleagues, as well as the folks at Great Lakes who are working to join us here by the end of the year, a public thank you for their hard work.  You don’t execute as quickly and as efficiently as we do and as we have relative to these transactions without a lot of work on behalf of all the colleagues that are involved, so I would offer that as a thank you.